UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Sale of the Tower UPI

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, and in addition to the Material Facts disclosed on November 26, 2020 and December 23, 2020, hereby informs its shareholders and the market in general that, after satisfying all contractual conditions precedent, the sale of the Tower UPI to Highline do Brasil II Infraestrutura de Telecomunicações S.A. (respectively , “Highline” and the “Transaction”), which was winner of the competitive procurement process held on November 26, 2020, was completed on this date, pursuant to the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020.

Upon completion of the Transaction, all the shares issued by the Tower Special Purpose Entity, or the Tower SPE, were transferred to Highline, which, on its turn, made a cash payment in the amount of eight hundred sixty-one million, seven hundred fifty-eight thousand, three hundred and seven Brazilian reais and twenty cents (R$ 861,758,307.20) on this date, out of the total price of one billion, seventy-seven million, one hundred ninety-seven thousand, eight hundred eighty-four Brazilian reais (R$ 1,077,197,884.00). The remaining amount shall be paid after ascertainment procedures and certain adjustments that are common in transactions of this nature, in the form and terms provided for in the provided for in the Agreement for the Purchase and Sale of Shares through an UPI and Other Covenants and the Amendment to Oi’s Judicial Reorganization Plan.

The completion of the Transaction represents the implementation of a further step of Oi’s Judicial Reorganization Plan and Strategic Transformation Plan, aiming to ensure greater financial flexibility and efficiency and long-term sustainability for the Company, to reposition Oi in the market and to turn it into the largest provider of telecommunications infrastructure in Brazil, by expanding fiber optics and high-speed internet, offering businesses solutions and preparing for the development into 5G, with a focus on businesses with greater value-added, growth prospects and a vision for the future.

The Company will keep its shareholders and the market informed of any material development on the subject matter of this Material Fact.

Rio de Janeiro, March 30, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer